UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

 CHECK ONE: //Form 10-K//Form 20-F//Form 11-K/X/Form 10-QSB//Form N-SAR

                    For Period Ended:  July 31, 2001
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                  /   /  Transition Report on Form 10-K
                  /   /  Transition Report on Form 20-F
                  /   /  Transition Report on Form 11-K
                  /   /  Transition Report on Form 10-Q
                  /   /  Transition Report on form N-SAR
                    For the Transition Period Ended:
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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR
TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I  -- REGISTRANT INFORMATION

Full Name of Registrant

     Tri-National Development Corp.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

     480 Camino Del Rio South, Suite # 140

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City, State and Zip Code

     San Diego, California 92108

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed.

(check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c)   The accountant's statement or other exhibit required by Rule
12B-25 (c) has been attached, if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-KSB, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 12, 2001 the Company filed an answer to the involuntary bankruptcy petition filed by Senior Care Industries, Inc. (OTC BB: SENC) on August 23, 2001. Tri-National asserts in its answer that Senior Care filed the petition in bad faith, knowing that several of the alleged creditors were not creditors of Tri-National, and the Company is also asking for a judgment against Senior Care for costs, attorney fees and punitive damages.

The Company has retained Colin Wied, a top San Diego attorney and past president of the State Bar of California and San Diego County Bar
Associations with 35 years of law experience and vast bankruptcy knowledge, to pursue this matter on the Company's behalf and to take aggressive action.

The Company continues to work together with a number of highly respected and well-funded industry partners to create a comprehensive strategic plan
- a plan that is expected serve to take the Company from its present state to the realization of the value of the numerous significant real estate assets. Such a plan, if successful, will result in the payment of all creditors.

As a direct result of such demands on accounting resources, the Company requires additional time for the completion and filing of its quarterly report on Form 10-QSB for the three months ended July 31, 2001. The Company expects to file the unaudited financial statements for the three months ending July 31, 2001 no later than September 19, 2001, presuming no additional requirements to complete this potential transaction.



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
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jason  A. Sunstein            (619)  718-6370
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          (Name)              (Area code and telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 80 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer
is no, identify report(s). /X/Yes     /  /No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?    /  /Yes    /X/No

If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                     Tri-National Development Corp.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  September 14, 2001          By:  /s/ MICHAEL A. SUNSTEIN
                                   Michael A. Sunstein,
                                   Chairman/President/CEO



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